Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Positive Group Performance Continues

THIRD QUARTER 2015

  POSITIVE EBITDA OF EURO 1.5 MILLION COMPARED TO EBITDA LOSS OF EURO 3.7 MILLION IN Q3 2014;
  CONSOLIDATED REVENUES OF EURO 115.2 MILLION, UP 3.1% ON 2014;
  GROSS MARGIN OF 32.7%, SIGNIFICANTLY IMPROVING ON 27.3% IN 2014.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 27, 2015--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) discussed Q3 2015 and 9M 2015 consolidated results (unaudited).

Following the Board meeting, the Chairman and CEO Pasquale Natuzzi stated:

“The positive results posted for the preceding six quarters have once again been replicated in the third quarter of 2015.

The improved sales mix and quality - together with favorable currency movements – led to a 3.1% revenue increase (+10.6% for the first nine months) and a significant margin boost.

In Q3 2015, the Natuzzi brand represented 70.5% of upholstery sales, with the remaining 29,5% from Private Labels. The regional breakdown highlights the strong performances of the Americas (+10.5%) and Asia Pacific (+9.0%) - in particular China and South Korea.
In the EMEA region, it is worth to highlight a double digit growth in UK that become the second largest market for Natuzzi after the United States.

Under the retail strategy, since the beginning of the year 90 new Galleries have been opened and 15 new sales points – among which Hong Kong, Beijing, Rio de Janeiro and Naples (USA).

Together with the improved performance of the 56 DOS currently operational worldwide, the Group completed the chain restructuring with the closure of 9 unprofitable sales points in Italy, Spain and China.

Significant Private Label sales growth was reported in the EMEA region (+56.4%).

The cost of sales as a percentage of net sales reduced 4.8% (-3.7% in the nine months) thanks to the efficiency measures introduced at the Chinese plant and greater productivity at the Italian plant, the stabilization of the workforce and the discontinuation of worker rotation from May 2015 as per the Trade Union Agreement of March 3, 2015.

These factors contributed to the posting of an EBITDA of Euro 1.5 million for the quarter compared to an EBITDA loss of Euro 3.7 million in Q3 2014. (loss of Euro 0.8 million in 9M 2015).

The continuous improvement of the key indicators over the last six quarters is highlighted below:

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q2015
Total Net Sales*	-11.2%	-1.2%	+8.2%	+12.6%	+24.6%	+5,7%	+3.1%
COGS**	-71.5%	-74.2%	-72.1%	-71.2%	-70.6%	-69.0%	-67.3%
Other SG&A**	-21.8%	-20.9%	-18.2%	-17.7%	-17.3%	-18%	-17.3%
EBITDA**	-6.0%	-7.1%	-3.3%	-3.7%	-1.2%	-0.8%	+1.3%

* change in quarterly sales on corresponding quarters of the previous years

** percentage of net sales

Further product innovations stemming from the adoption of the new Moving Line manufacturing process: in the third quarter of 2015, the Matera facility - which is implementing on an industrial scale the innovations tested at the Experimental Laboratory - saw a significant lowering of industrial costs in comparison to the general average for the Italian facilities.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2015 & 2014 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Sep-15	30-Sep-14%		30-Sep-15	30-Sep-14

Upholstery net sales	104,4	100,1	4,4%	90,7%	89,6%
Other sales	10,7	11,6	-7,9%	9,3%	10,4%
Total Net Sales	115,1	111,7	3,1%	100,0%	100,0%

Consumption (*)	(53,5)	(52,6)	1,7%	-46,5%	-47,1%
Labor	(16,7)	(20,4)	-18,0%	-14,5%	-18,3%
Industrial Costs	(7,3)	(7,5)	-3,0%	-6,3%	-6,7%
of which: Depreciation, Amortization	(2,5)	(2,9)	-16,1%	-2,1%	-2,6%
Cost of Sales	(77,5)	(80,6)	-3,8%	-67,3%	-72,1%

Industrial Margin	37,6	31,1	20,8%	32,7%	27,9%

Selling Expenses	(19,6)	(18,6)	5,5%	-17,0%	-16,7%
Transportation	(12,5)	(12,5)	0,5%	-10,9%	-11,2%
Commissions	(2,2)	(2,2)	-0,9%	-1,9%	-2,0%
Advertising	(4,9)	(3,9)	25,5%	-4,3%	-3,5%

Other Selling and G&A	(19,9)	(20,4)	-2,4%	-17,3%	-18,2%
of which: Depreciation, Amortization	(1,0)	(1,2)	-22,4%	-0,8%	-1,1%
EBITDA	1,5	(3,7)		1,3%	-3,3%

EBIT	(1,9)	(7,8)		-1,7%	-7,0%

Interest Income/(Costs), Net	(1,2)	(0,5)
Foreign Exchange, Net	(1,0)	(1,5)
Other Income/(Cost), Net	(0,2)	0,9
Earning before Income Taxes	(4,3)	(9,0)		-3,7%	-8,1%

Current taxes	(0,8)	(0,4)		-0,7%	-0,4%

Net Result	(5,1)	(9,4)		-4,4%	-8,4%

Minority interest	0,0	(0,0)

Net Group Result	(5,1)	(9,4)		-4,4%	-8,4%

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)

AREA	3Q 2015%		3Q 2014%		delta	3Q 2015%		3Q 2014%		delta
Americas	45,2	43,3%	43,4	43,4%	4,1%	182.177	48,5%	207.517	52,4%	-12,2%
Natuzzi	28,8	27,6%	26,0	26,0%	10,5%	96.546,1	25,7%	100.201,6	25,3%	-3,6%

Private label	16,4	15,7%	17,4	17,3%	-5,5%	85.631,0	22,8%	107.315,5	27,1%	-20,2%

EMEA	41,8	40,1%	42,1	42,1%	-0,6%	147.397	39,2%	143.703	36,3%	2,6%
Natuzzi	29,3	28,1%	34,1	34,1%	-13,9%	80.532,1	21,4%	96.495,4	24,3%	-16,5%
Private label	12,5	12,0%	8,0	8,0%	56,4%	66.864,6	17,8%	47.207,5	11,9%	41,6%

Asia-Pacific	17,4	16,7%	14,6	14,6%	19,4%	46.033	12,3%	45.161	11,4%	1,9%
Natuzzi	15,5	14,8%	14,2	14,2%	9,0%	35.215,0	9,4%	42.626,8	10,8%	-17,4%
Private label	1,9	1,8%	0,4	0,4%	422,1%	10.818,0	2,9%	2.534,0	0,6%	326,9%

TOTAL	104,4	100,0%	100,1	100,0%	4,4%	375.607	100,0%	396.381	100,0%	-5,2%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)

BRAND	3Q 2015%		3Q 2014%		delta	3Q 2015%		3Q 2014%		delta
Natuzzi	73,6	70,5%	74,3	74,3%	-1,0%	212.293	56,5%	239.324	60,4%	-11,3%
Private label	30,8	29,5%	25,7	25,7%	19,8%	163.314	43,5%	157.057	39,6%	4,0%
TOTAL	104,4	100,0%	100,1	100,0%	4,4%	375.607	100,0%	396.381	100,0%	-5,2%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the nine months of 2015 & 2014 on the basis of Italian GAAP
(expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-15	30-Sep-14%		30-Sep-15	30-Sep-14

Upholstery net sales	320,6	288,3	11,2%	89,9%	89,3%
Other sales	36,2	34,5	5,0%	10,1%	10,7%
Total Net Sales	356,8	322,8	10,6%	100,0%	100,0%

Consumption (*)	(166,9)	(149,2)	11,9%	-46,8%	-46,2%
Labor	(56,7)	(64,4)	-12,0%	-15,9%	-20,0%
Industrial Costs	(22,8)	(20,9)	8,7%	-6,4%	-6,5%
of which: Depreciation, Amortization	(7,5)	(7,4)	0,9%	-2,1%	-2,3%
Cost of Sales	(246,3)	(234,5)	5,0%	-69,0%	-72,7%

Industrial Margin	110,5	88,3	25,2%	31,0%	27,3%

Selling Expenses	(59,2)	(51,1)	15,8%	-16,6%	-15,8%
Transportation	(39,1)	(33,7)	16,1%	-11,0%	-10,4%
Commissions	(7,2)	(6,7)	8,7%	-2,0%	-2,1%
Advertising	(12,8)	(10,8)	19,2%	-3,6%	-3,3%

Other Selling and G&A	(62,6)	(65,4)	-4,2%	-17,5%	-20,3%
of which: Depreciation, Amortization	(2,9)	(3,2)	-9,1%	-0,8%	-1,0%
EBITDA	(0,8)	(17,6)		-0,2%	-5,5%

EBIT	(11,3)	(28,3)		-3,2%	-8,8%

Interest Income/(Costs), Net	(2,3)	(1,0)
Foreign Exchange, Net	(3,0)	(0,4)
Other Income/(Cost), Net	(0,7)	(3,0)
Earning before Income Taxes	(17,2)	(32,7)		-4,8%	-10,1%
Current taxes	(1,1)	(1,2)		-0,3%	-0,4%

Net result	(18,3)	(33,9)		-5,1%	-10,5%

Minority interest	(0,0)	(0,0)
Net Group Result	(18,3)	(33,9)		-5,1%	-10,5%

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Nine months ended on					Nine months ended on

AREA	30-Sep-15%		30-Sep-14%		delta	30-Sep-15%		30-Sep-14%		delta
Americas	133,5	41,70%	116,4	40,40%	14,70%	529.440	46,70%	576.076	48,90%	-8,10%
Natuzzi	80,6	25,10%	69,1	24,00%	16,50%	262.240	23,10%	273.703	23,30%	-4,20%
Private label	53	16,50%	47,3	16,40%	12,10%	267.201	23,50%	302.373	25,70%	-11,60%

EMEA	141,8	44,20%	134,6	46,70%	5,30%	491.709	43,30%	474.302	40,30%	3,70%
Natuzzi	101,9	31,80%	108	37,50%	-5,60%	276.231	24,30%	308.387	26,20%	-10,40%
Private label	39,9	12,40%	26,7	9,20%	49,70%	215.479	19,00%	165.915	14,10%	29,90%

Asia-Pacific	45,2	14,10%	37,2	12,90%	21,60%	113.467	10,00%	126.691	10,80%	-10,40%
Natuzzi	41,6	13,00%	35,5	12,30%	17,10%	93.894	8,30%	114.420	9,70%	-17,90%
Private label	3,6	1,10%	1,7	0,60%	117,60%	19.573	1,70%	12.271	1,00%	59,50%

TOTAL	320,6	100,00%	288,3	100,00%	11,20%	1.134.617	100,00%	1.177.069	100,00%	-3,60%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Nine months ended on					Nine months ended on

BRAND	30-Sep-15%		30-Sep-14%		delta	30-Sep-15%		30-Sep-14%		Delta
Natuzzi	224,1	69,90%	212,7	73,80%	5,40%	632.364	55,70%	696.510	59,20%	-9,20%
Private label	96,5	30,10%	75,6	26,20%	27,70%	502.252	44,30%	480.559	40,80%	4,50%
TOTAL	320,6	100,00%	288,3	100,00%	11,20%	1.134.617	100,00%	1.177.069	100,00%	-3,60%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at September 30, 2015 on the basis of Italian GAAP (Expressed in millions of Euro)
ASSETS	30-Sep-15	31-Dec-14
Current assets:
Cash and cash equivalents	40,6	32,8
Marketable debt securities	0,0	0,0
Trade receivables, net	61,9	96,0
Other receivables	23,0	18,1
Inventories	88,6	90,2
Unrealized foreign exchange gains	0,7	0,3
Prepaid expenses and accrued income	1,3	1,3
Deferred income taxes	0,5	0,5
Total current assets	216,7	239,3
Non-current assets:
Net property, plant and equipment	122,5	130,8
Other assets	8,1	10,0
Total non-current assets	130,6	140,8
TOTAL ASSETS	347,3	380,1
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	16,7	20,7
Current portion of long-term debt	2,2	3,1
Accounts payable-trade	58,3	75,2
Accounts payable-other	26,8	29,7
Accounts payable-shareholders for dividends	0,0	0,0
Unrealized foreign exchange losses	0,1	0,6
Income taxes	0,9	1,1
Deferred income taxes	1,9	1,0
Salaries, wages and related liabilities	16,6	18,3
Total current liabilities	123,5	149,7
Long-term liabilities:
Employees' leaving entitlement	20,9	20,9
Long-term debt	13,3	6,2
Deferred income taxes - long term	0,0	0,0
Deferred income for capital grants	7,7	8,1
Other liabilities	19,5	21,2
Total long-term liabilities	61,4	56,3
Minority interest	3,2	3,0
Shareholders' equity:
Share capital	54,9	54,9
Reserves	4,3	40,9
Additional paid-in capital	0,0	8,4
Retained earnings	100,1	66,8
Total shareholders' equity	159,3	171,0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	347,3	380,1

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
	30-Sep-15	30-Sep-14
Cash flows from operating activities:
Net earnings (loss)	-18.333	-33.942
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10.425	10.655
(Gain) loss on disposal of assets	15	84
Unrealized foreign exchange losses (gains)	-880	882
Deferred income for capital grants	-422	-346
Non monetary operating items	9.106	14.979
Change in assets and liabilities:
Receivables, net	34.080	-12.780
Inventories	1.580	-15.420
Prepaid expenses and accrued income	-4	553
Other assets	-3.959	19.094
Accounts payable	-17.317	-6.255
Income taxes	-197	-6.165
Salaries, wages and related liabilities	-91	7.240
Other liabilities	867	2.990
Net working capital	14.960	-10.744
Net cash generated/(used) by operating activities	5.732	-29.707
Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	-1.798	-6.843
Disposals	3.392	6.866
One time termination benefits	-2.890	-2.563
Net cash generated/(used) by in investing activities	-1.296	-2.834
Cash flows from financing activities:
Long-term debt:
Proceeds	9.003	5.000
Repayments	-2.853	-2.620
Short-term borrowings	-4.015	-1.712
Dividends paid to minority interests
Net cash generated/(used) by financing activities	2.135	668
Effect of translation adjustments on cash	1.197	4.252
Increase (decrease) in cash and cash equivalents	7.769	-27.620
Cash and cash equivalents, beginning of the year	32.852	61.037
Cash and cash equivalents, end of the period	40.622	33.418

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco; tel. +39.080.8820.676
fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 27, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi